Exhibit 99.1

For Immediate Release

YY Group Holding (NASDAQ: YYGH) Regains Compliance with Nasdaq Minimum Bid Price Requirement

SINGAPORE, April 16, 2026 — YY Group Holding Limited (Nasdaq: YYGH) (“YY Group” or the “Company”) today announced that it received a written notification letter (the “Compliance Notice”) dated April 15, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Compliance Notice confirmed that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) since the closing bid of its Class A Ordinary shares traded above $1.00 for at least 10 consecutive trading days following the implementation of a 50-for-1 reverse stock split on March 23, 2026, so, this matter is now closed.

As previously disclosed, on October 21, 2025, the Company received a deficiency notice from Nasdaq indicating that the closing bid price of its Class A Ordinary Shares had been below $1.00 per share for 30 consecutive business days.

Mike Fu, CEO of YY Group, commented, “We are pleased to have regained Nasdaq compliance and to close this matter. We remain committed to creating long-term value for our shareholders and look forward to updating them as we continue to execute on our strategic priorities.”

The Company’s Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market under the symbol “YYGH.”

About YY Group Holding Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania, and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality and workforce markets in Southeast Asia, Hong Kong and other markets in which the Company operates (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com